December 9, 2013

Via EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:	KongZhong Corporation
Annual Report on Form 20-F for the Fiscal Year
ended December 31, 2012 filed on April 16, 2013

Dear Mr. Spirgel:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 25, 2013, relating to the Annual Report on Form 20-F of KongZhong Corporation (the “Company”) for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”), which was filed with the Commission on April 16, 2013.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are set forth below. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2012 Form 20-F. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

1.          We note your response to comment 1 and your proposed disclosure. Please tell us in greater detail how free virtual currency “lowered the average value of the virtual currency” recorded in deferred revenue. Citing your basis in the accounting literature, please disclose your basis for recording free virtual currency, discounts and in-game credits and their effects on revenue and deferred revenue. Additionally, disclose how you determine breakage. Please provide us your proposed disclosure.

Response

The Company respectfully advises the Staff that, given the generally homogeneous activity of the Internet games players who purchase and receive free virtual currency, the Company aggregates the value of virtual currency for all players. The average value of the virtual currency recorded in deferred revenue is calculated using a weighted average method:

A: Payments received from all players used to purchase virtual currency during the month;

B: Beginning balance of the deferred revenue for the month;

C: Units of the virtual currency purchased by all game players during the month;

D: Units of the virtual currency granted by the Company free of charge; and

E: Beginning balance of the unconsumed units by the game players for the month.

As such, the free virtual currency granted by the Company resulted in an increase in the denominator of the formula referenced above, and the weighted average unit value of the virtual currency decreased accordingly.

The Company occasionally grants additional virtual currency free of charge to game players. The players may use virtual currency (whether directed purchased by the players or granted free of charge by the Company) to obtain in-game items. Accordingly, the Company considered the guidance in ASC 605-50 for sales incentives when determining how to record free virtual currency in its financial statements.

ASC 605-50-45-3 states [emphasis added]:

If the consideration consists of a free product or service (for example, a gift certificate from the vendor or a free airline ticket that will be honored by another, unrelated entity), or anything other than cash (including credits that the customer can apply against trade amounts owed to the vendor) or equity instruments (see Example 9 [paragraph 605-50-55-43]), the cost of the consideration shall be characterized as an expense (as opposed to a reduction of revenue) when recognized in the vendor's income statement. That is, the free item is a deliverable in the exchange transaction and not a refund or rebate of a portion of the amount charged to the customer.

ASC 605-50-25-3 states [emphasis added]:

For a sales incentive offered voluntarily by a vendor and without charge to customers that can be used or that becomes exercisable by a customer as a result of a single exchange transaction, and that will not result in a loss on the sale of a product or service, a vendor shall recognize the cost of such a sales incentive at the later of the following:

a. The date at which the related revenue is recognized by the vendor.

b. The date at which the sales incentive is offered (which would be the case when the sales incentive offer is made after the vendor has recognized revenue; for example, when a manufacturer issues coupons offering discounts on a product that it already has sold to retailers).

2

While the above guidance does not address how the related revenue should be recognized, the Company believes it is appropriate to combine in-game items purchased with free virtual currency with in-game items purchased with paid virtual currency for purposes of revenue recognition. As noted in ASC 605-50-45-3 above, a free item is considered a deliverable in the exchange transaction and therefore impacts how revenue is recognized. As free virtual currency units are identical in nature and in function with the paid virtual currency units, and the game players will not be able to distinguish whether the virtual currency was paid for or not at the time of consumption, all virtual currency units are treated the same and assigned an equal value. Therefore, the Company assigns a value for each of the paid and free virtual currency units granted to players using the weighted average amount of the monthly payments made by players and any beginning deferred revenue balance. Revenue associated with these items is then recognized upon consumption by the players. The Company considers the effect of granting free virtual currency units as a reduction of the weighted average unit value of virtual currency, which results in a reduction of revenue on a per unit basis. The Company believes this methodology is appropriate given the fungible nature of the virtual currency and the effective discount given on the purchase of in-game items.

Free virtual currency units represented 2.53% and 2.02% of total virtual currency units in 2011 and 2012, respectively. Total virtual currency units include the units purchased by game players and the free virtual currency units granted by the Company, The Company anticipates that the free virtual currency units will be no more than 5% of total virtual currency units in 2013. The Company considers the current impact from the free virtual currency to be immaterial. The Company will consider adding disclosure regarding the free virtual currency units in its Annual Report on Form 20-F for future years if the impact from such units become material.

According to the agreement between the game players and the Company, the Company has the right to cancel the user accounts of the game players if the user accounts have not been logged in for over six months. The Company contacts the players whose user accounts have not been logged in for over six months. If there is no feedback from the players two weeks after a second attempt has been made to contact such player, the redemption of such unused virtual currency units by such player would be considered remote and breakage for that user account is recognized accordingly by the Company. Historically, the breakage determined by the Company represented 0.85% and 0.39% of the Company’s Internet game revenues in 2011 and 2012, respectively. The Company anticipates that the breakage will be no more than 0.5% of its Internet game revenues in 2013, and expects such amounts to be immaterial. The Company will consider adding disclosure about breakage in its Annual Report on Form 20-F for future years if such amount becomes material.

2.          We note your statement on page 9 that you believe that your Internet games have useful economic lives of 1 to 3 years. However, in your response, you state that the estimated life of permanent in-game items is six months based on the period during which the players are expected to play the game. Please reconcile the apparent inconsistencies in your statements.

3

The Company respectfully advises the Staff that the economic lives of the Company’s self-developed Internet games are determined based on the Company’s operational history of the games, and the economic lives of the Company’s licensed Internet games are determined based on the terms of the relevant license agreements. In contrast, the estimated life for permanent in-game items is determined after consideration of the estimated average lives of each game player, which are the average periods that individual players are expected to continue to play the relevant Internet games. The average life of each game player is then estimated based on the log-on data of the relevant Internet games.

As the Company continues to attract new players after the launch of a particular Internet game and as a portion of players stop playing a particular Internet game prior to the end of the economic life of such game, the estimated average lives of the game players are shorter than the economic lives of the relevant Internet games. As a result, the estimated life for permanent in-game items as determined based on the estimated average lives of the game players is also shorter than the economic life of the relevant Internet games.

* * * * * * * *

4

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time. Please feel free to contact William Chua of Sullivan & Cromwell (tel: (+852) 2826-8632; fax: (+852) 2826-1773; e-mail: chuaw@sullcrom.com), or the undersigned by telephone at (+86-10) 8857-6000 (ext. 6388) or by e-mail at jaychang@kongzhong.com, with any questions you may have.

Sincerely,

/s/ Jay Chang
Jay Chang
Chief Financial Officer

cc:	Ms. Kathryn Jacobson
Mr. Dean Suehiro
Mr. Greg Dundas
(Securities and Exchange Commission)

Mr. Leilei Wang, Chief Executive Officer
(KongZhong Corporation)

Mr. Deric Chiu
(Deloitte Touche Tohmatsu Certified Public Accountants LLP)

William Y. Chua, Esq.
Yeqing Zheng, Esq.
Cheng Guo, Esq.
(Sullivan & Cromwell)

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